Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
facsimile:                                                    direct dial number
(212) 818-8881                                                  (212) 818-8638



                                                 August 3, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Ithaka Acquisition Corp.
                           Registration Statement on Form S-1
                           File No. 333-124521
                           Amendment No. 2 filed July 15, 2005
                           -----------------------------------


Dear Mr. Reynolds:

         Due to an error on the part of the printer being used to EDGARize the amendment filed on behalf of Ithaka Acquisition Corp. this afternoon, a paragraph was mistakenly included on page 24 of the prospectus under the section entitled "Proposed Business" that we had determined to remove in response to Comment 1 of the Staff's letter dated July 27, 2005. The printer has advised us that in order to correct this error, we should file correspondence indicating that such error occurred and attach the page as it was intended to have been filed.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                    Very truly yours,

                                                    /s/ Jeffrey M. Gallant

                                                     Jeffrey M. Gallant

                               PROPOSED BUSINESS

INTRODUCTION

We are a Delaware blank check company incorporated on April 4, 2005 in order to serve as a vehicle for the acquisition of an operating business in the healthcare industry.

HEALTHCARE INDUSTRY

Health care represents a large and expanding sector of the United States economy. According to "Modern Healthcare's By the Numbers" (December 20, 2004), the U. S. Department of Health and Human Services, or HHS, U.S. healthcare expenditures grew at a compounded annual average of 13% from 1980 through 2005, reaching a projected $1.9 trillion in 2005. The sustained demand for new drugs, medical devices, diagnostic tools and other healthcare products is particularly driven by aging populations and advances in therapeutic options. According to the Federal Interagency Forum on Aging-Related Statistics, citing the U.S. Census Bureau, the percentage of the U.S. population over 65 was 12.7% in 2000 and is projected to rise to 20.0% by 2030.

The industry faces continual changes created by government and private sector financial and regulatory initiatives. U.S. health care is characterized by a fragmented provider system, geographic discrepancies in cost and quality, high informational asymmetry, and high costs affecting the workforce. In management's business judgment, growing healthcare sophistication worldwide is also increasing the importance and potential of international markets.

As a result of these dynamics, we expect biotechnology and healthcare innovations to continue to create substantial new profit opportunities for both established and emerging companies. At the same time, emerging companies developing such innovations face a challenging financing climate, as the traditional initial public offering market is often weak or closed to these businesses. According to Dow Jones VentureSource, 2,142 venture-backed healthcare companies raised venture capital financing rounds from 2001 through 2004. During the same period, only 66 venture-backed healthcare companies went public and another 194 were acquired through mergers and acquisitions. The investment banking institutions that historically provided equity research and underwriting support for these companies are themselves dealing with rapid changes in regulation and market structure, generated by developments such as the Global Research Settlement and as described, for example, by Deloitte in its 2005 "Global Securities Industry Outlook."

We believe that as a well-capitalized, publicly-traded company, we will have attractive business combination opportunities available to us for several reasons including:



o AVAILABILITY OF ACQUISITION CANDIDATES. Our management believes that, as large pharmaceutical and healthcare products companies continue to reengineer their operating platforms and strategies, they will create spin-off and divestiture opportunities. The universe of potential acquirers or investors in these situations will be limited. As a publicly-traded company with a significant amount of liquidity available to us, we believe we will offer attractive advantages as a potential partner.

o ACCESS TO PUBLIC MARKETS. While we intend to acquire a target business in the United States, we are not restricted to such companies and may acquire a target business in the healthcare industry in any geographic location. Accordingly, we may identify interesting companies outside the United States whose strategy requires both investing in a United States presence and raising their visibility through a public listing in the United States markets. As a United States public company, we will offer such opportunities to potential targets.


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